News Release

Robert R. McEwen

White Knight Resources Ltd.

Toronto, Canada – March 7, 2006

Robert R. McEwen announced today that, in his capacity as a holder of common shares of White Knight Resources Ltd., he intends to support the proposal of U.S. Gold Corporation, announced on March 5, 2006, to acquire each of White Knight Resources Ltd., Nevada Pacific Gold Ltd., Coral Gold Resources Ltd. and Tone Resources Limited. Mr. McEwen is the Chairman and Chief Executive Officer of U.S. Gold Corporation.

Pursuant to applicable securities legislation, an early warning report was filed by Mr. McEwen today in connection with the foregoing. A copy of such report may be obtained by contacting Ian J. Ball.

For further information please contact:

Ian J. Ball

647-258-0395 ext.110